SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 9)

                       Atlas Air Worldwide Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    049164205
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 13, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Atlas Air, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [ ]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,294,776

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,294,776

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,294,776

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,294,776

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,294,776

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,294,776

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,294,776

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,294,776

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,294,776

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 72813P100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     644,914

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     644,914

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     644,914

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 72813P100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     644,914

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     644,914

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     644,914

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 72813P100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     644,914

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     644,914

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     644,914

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,939,690

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,939,690

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,939,690

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,939,690

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,939,690

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,939,690

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.7%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,939,690

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,939,690

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,939,690

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.7%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,939,690

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,939,690

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,939,690

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.7%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 049164205
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     Atlas Air Worldwide Holdings, Inc. (the "Issuer"), Common Stock (the "Shares")

The address of the issuer is 2000 Westchester Avenue, Purchase, New York 10577.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by HMC Atlas Air, L.L.C. ("HMC Atlas Air "), Harbinger Capital Partners Offshore
Manager, L.L.C. ("Harbinger Management"), the Class A Shareholder of HMC Atlas Air, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a shareholder of HMC and the portfolio manager of HMC Atlas Air and the Special Fund, Raymond J. Harbert , a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

Each of HMC Atlas Air, Harbinger
Management, HMC Investors and HCPSS is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of HMC Atlas Air, the Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue,
16th Floor, New York, New York 10022. The principal business address for each of Harbinger Management, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244.

     (d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof HMC Atlas Air may be deemed to beneficially own 7,294,776 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 7,294,776 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 7,294,776 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 644,914 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 644,914 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 644,914 Shares.

As of the date hereof HMC may be deemed to beneficially own 7,939,690 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 7,939,690 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 7,939,690 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 7,939,690 Shares.

Some of the Shares were received in distributions from the Issuer in connection with its corporate reorganization while the remaining Shares were purchased in the open-market.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer. (2)

(a, b) As of the date hereof, HMC Atlas Air may be deemed to be the beneficial owner of 7,294,776 Shares, constituting 36.5% of the Shares of the Issuer, based upon 19,996,261 Shares outstanding as of September 30, 2006.

     HMC Atlas Air has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,294,776 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,294,776 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 7,294,776 Shares, constituting 36.5% of the Shares of the Issuer, based upon 19,996,261 Shares outstanding as of September 30, 2006.

     Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,294,776 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,294,776 Shares.

Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 7,294,776 Shares, constituting 36.5% of the Shares of the Issuer, based upon 19,996,261 Shares outstanding as of September 30, 2006.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,294,776 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,294,776 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 644,914 Shares, constituting 3.2% of the Shares of the Issuer, based upon 19,996,261 Shares outstanding as of September 30, 2006.

     The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

     The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 644,914 Shares, constituting 3.2% of the Shares of the Issuer, based upon 19,996,261 Shares outstanding as of September 30, 2006.

     HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 644,914 Shares;
has sole power to dispose
or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 644,914 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 644,914 Shares, constituting 3.2% of the Shares of the Issuer, based upon 19,996,261 Shares outstanding as of September 30, 2006.

     HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 644,914 Shares;
has sole power to dispose
or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 644,914 Shares.

     HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 7,939,690 Shares, constituting 39.7% of the Shares of the Issuer, based upon 19,996,261 Shares outstanding as of September 30, 2006.

     HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,939,690 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,939,690 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 7,939,690 Shares, constituting 39.7% of the Shares of the Issuer, based upon 19,996,261 Shares outstanding as of September 30, 2006.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,939,690 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,939,690 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 7,939,690 Shares, constituting 39.7% of the Shares of the Issuer, based upon 19,996,261 Shares outstanding as of September 30, 2006.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,939,690 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,939,690 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 7,939,690 Shares, constituting 39.7% of the Shares of the Issuer, based upon 19,996,261 Shares outstanding as of September 30, 2006.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,939,690 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,939,690 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares in the past 60 days by the Reporting Persons are set forth in Exhibit B. All transactions were conducted in the open-market.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In accordance with the Issuer's Final Modified Second Amended Joint Plan of Reorganization (the "Plan"), pursuant to which the Issuer agreed to provide certain registration rights as described in the Plan, on February 13, 2007, the Issuer, HMC Atlas Air and Harbinger Capital Partners Special Situation Fund, L.P. entered into a Registration Rights Agreement pursuant to which HMC Atlas Air and Harbinger Capital Partner Special Situation Fund, L.P. will be entitled to certain registration rights with respect to the Shares held by them as of the date of the Agreement. The Registration Rights Agreement is incorporated by reference in this Schedule 13D as Exhibit C, and reference is made to that Exhibit for the terms of the Agreement.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit C: Registration Rights Agreement

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HMC Atlas Air, L.L.C.
By: Harbinger Capital Partners Offshore Manager, L.L.C., Class A Shareholder
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-------------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.*
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-------------------------------

HMC Investors, L.L.C.*

By: /s/ William R. Lucas, Jr.
-------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-------------------------------

Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-------------------------------

HMC - New York, Inc.*

By: /s/ William R. Lucas, Jr.
-------------------------------


Harbert Management Corporation*

By: /s/ William R. Lucas, Jr.
-------------------------------

/s/ Philip Falcone*
-------------------------------
Philip Falcone

/s/ Raymond J. Harbert*
-------------------------------
Raymond J. Harbert

/s/ Michael D. Luce*
-------------------------------
Michael D. Luce

February 16, 2007

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated February 16, 2007 relating to the Common Stock of Atlas Air Worldwide Holdings, Inc. shall be filed on behalf of the undersigned.


HMC Atlas Air, L.L.C.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-------------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.*
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-------------------------------

HMC Investors, L.L.C.*

By: /s/ William R. Lucas, Jr.
-------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-------------------------------

Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-------------------------------

HMC - New York, Inc.*

By: /s/ William R. Lucas, Jr.
-------------------------------

Harbert Management Corporation*

By: /s/ William R. Lucas, Jr.
-------------------------------

/s/ Philip Falcone*
-------------------------------
Philip Falcone

/s/ Raymond J. Harbert*
-------------------------------
Raymond J. Harbert

/s/ Michael D. Luce*
-------------------------------
Michael D. Luce



*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.



February 16, 2007

                                                                       Exhibit B

                        Transactions in the Common Stock
                        --------------------------------

    Transactions by Harbinger Capital Partners Special Situations Fund, L.P.


   Date of                    Number of Shares                   Price of Shares
 Transaction                  Purchase/(Sold)

   1/18/07                         82,000                             47.80


SK 03773 0003 746688

                                                                       Exhibit C


                          REGISTRATION RIGHTS AGREEMENT


     THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement") is entered into as of February 13, 2007 by and between Atlas Air Worldwide Holdings, Inc., a Delaware corporation (the "Company"), HMC Atlas Air, L.L.C. ("HMCAA") and Harbinger Capital Partners Special Situations Fund, L.P. (together with HMCAA, the "Initial Holders").

                                    RECITALS

     WHEREAS, the Initial Holders own shares of Common Stock that (1) were distributed to the Initial Holders or their predecessors or are to be distributed to the Initial Holders pursuant to the Company's Final Modified Second Amended Joint Plan of Reorganization (the "Plan"), (2) are Subscription Stock (as defined in the Plan) purchased by one of the Initial Holders or their predecessors pursuant to the Plan or (3) constitute other shares of Common Stock beneficially owned by the Initial Holders as of the date hereof; and

     WHEREAS, the Company, pursuant to the Plan, agreed to provide piggyback registration rights and demand registration rights to the Initial Holders.

                                    AGREEMENT

     NOW, THEREFORE, in consideration of the mutual promises and obligations contained herein, the parties agree as follows:

1. CERTAIN DEFINITIONS. As used in this Agreement, the following terms will have the following respective meanings:

     "Agreement" is defined in the Preamble.

     "Block Trade" means the disposition at a single time in a single transaction, including through one or more placement agents, by one or more Holders, of any or all of the Registrable Shares to one or more Institutional Investors.

     "Business Day" means any day that is not a Saturday, a Sunday or a day on which banks in the State of New York are generally closed for business.

     "Commission" means the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act or the Exchange Act.

     "Common Stock" means the common stock, $0.01 par value, of the Company and any stock into which such Common Stock may hereafter be converted or changed (including by way of recapitalization, merger, consolidation, other reorganization or otherwise).

     "Company" is defined in the Preamble.

     "Covered Person" is defined in Section 6.1 of this Agreement.

     "Demand Registration Statement" is defined in Section 2.2.1 of this Agreement.

     "Exchange Act" means the Securities Exchange Act of 1934, and any successor to such statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be amended and in effect.

     "Filing Target" means March 19, 2007.

     "HMCAA" is defined in the Preamble.

     "Holder" means the Initial Holders and any Permitted Transferee holding Registrable Shares.

     "Initial Holders" is defined in the Preamble.

     "Initial Period" is defined in Section 4.7.1(a) of this Agreement.

     "Institutional Investor" means any insurance company, pension fund, mutual fund, hedge fund, investment company, commercial bank, savings bank, savings and loan association, investment banking company, trust company or any finance or credit company, any portfolio or investment fund managed by any of the foregoing, or other entity commonly referred to as an institutional investor.

     "Permitted Transferee" is defined in Section 7.1 of this Agreement.

     "Person" means any individual, partnership, corporation, company, association, trust, joint venture, limited liability company, unincorporated organization, entity or division, or any government, governmental department or agency or political subdivision thereof.

     "Piggyback Registration Statement" is defined in Section 3.1 of this Agreement.

     "Plan" is defined in the Recitals.

     "Principal Holder" means HMC Atlas Air, L.L.C., or any successor thereto by merger, consolidation, reorganization or otherwise by operation of law.

     "Public Offering" means an underwritten public offering and sale of Common Stock for cash pursuant to an effective Registration Statement.

     "Register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act and the automatic effectiveness or the declaration or ordering of effectiveness of such Registration Statement or similar document.

     "Registrable Shares" means (i) any Common Stock distributed to the Initial Holders or their predecessors or to be distributed to the Initial Holders pursuant to the Plan and beneficially owned by the Initial Holders following such distributions, (ii) Subscription Stock (as defined in the Plan) purchased by one of the Initial Holders or their predecessors pursuant to the Plan and beneficially owned by the Initial Holders as of the date hereof and (iii) any other Common Stock beneficially owned by the Initial Holders as of the date hereof. As of the date hereof, the Initial Holders have received or are to receive pursuant to the Plan, or otherwise beneficially own, 7,939,690 shares of Common Stock, all of which constitute Registrable Shares.

     "Registration Expenses" means all expenses incurred by the Company in complying with Sections 2 and 3 hereof, including, without limitation, all registration and filing fees, listing fees, all fees and expenses of complying with securities or blue sky laws, all printing expenses, fees and disbursements of counsel for the Company and its independent public accountants, and, in connection with any registration statement filed in accordance with the terms of
Section 2, fees and disbursements of one counsel for the Selling Holders up to $10,000 for each registration for an offering to be made on a continuous basis pursuant to Rule 415 and up to $25,000 for each registration for the purpose of effecting a Block Trade or Public Offering of Registrable Shares, all subject to
Section 5.5 of this Agreement.

     "Registration Statement" means a registration statement filed by the Company with the Commission under the Securities Act (other than a registration statement on Form S-8 or Form S-4, or their successors, or any other form for a similar limited purpose).

     "Rule 144" means Rule 144 under the Securities Act, and any successor rule or regulation thereto, and in the case of any referenced section of such rule, any successor section thereto, collectively and as from time to time amended and in effect.

     "Rule 172" means Rule 172 under the Securities Act, and any successor rule or regulation thereto, and in the case of any referenced section of such rule, any successor section thereto, collectively and as from time to time amended and in effect.

     "Rule 415" means Rule 415 under the Securities Act, and any successor rule or regulation thereto, and in the case of any referenced section of such rule, any successor section thereto, collectively and as from time to time amended and in effect.

     "Securities Act" means the Securities Act of 1933, and any successor to such statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be amended and in effect.

     "Selling Holder" means any Holder on whose behalf Registrable Shares are registered pursuant to Section 2 or 3 hereof.

     "Termination Date" means the date on which Registrable Shares cease to be Registrable Shares and cease to have the rights accorded to such shares under this Agreement in accordance with Section 5.6.

     "Trading Day" means any day on which the Common Stock is traded on the principal securities exchange or other securities market on which the Common Stock is then traded.

2.   REQUIRED REGISTRATION.

     2.1. Initial Registration. The Company will use commercially reasonable efforts to prepare and file with the Commission on or before the Filing Target a Registration Statement on Form S-1 providing for the resale of all Registrable Shares in an offering to be made on a continuous basis pursuant to Rule 415, subject to Section 4.7.1. If for any reason a Registration Statement filed in accordance with this Section 2.1 is not declared effective, then, after the date the Company becomes eligible to file a registration statement on Form S-3, the Company will promptly file a Registration Statement on Form S-3 providing for the resale of all Registrable Shares in an offering to be made on a continuous basis pursuant to Rule 415; provided, that, such Registration Statement shall be counted against the limitation on Demand Registration Statements under Section
2.3.1 unless the Principal Holder reimburses the Company for 50% of all reasonable expenses incurred in connection with the filing of a Registration Statement in accordance with this Section 2.1.

     2.2. Demand Registrations.

          2.2.1 At any time after the date the Company becomes eligible to file a registration statement on Form S-3 until the Termination Date, the Principal Holder may, by written notice to the Company, request that the Company file a Registration Statement on Form S-3 (a "Demand Registration Statement") either (i) for an offering of Registrable Shares to be made on a continuous basis pursuant to Rule 415 or (ii) for the purpose of effecting a Block Trade or Public Offering of Registrable Shares, subject to Section 4.7. In the event that the Company is not eligible to file a Registration Statement on Form S-3 by May 1, 2007 or if at any time thereafter for a period of six (6) consecutive months (i) the Company is not eligible to file a registration statement on Form S-3 and (ii) there is no effective Registration Statement on Form S-3 on file with the Commission with respect to the Registrable Shares, then, for so long as the conditions recited in clauses (i) and (ii) continue, the Principal Holder shall be entitled to utilize one of its rights to demand registration as provided in
     Section 2.3.1 for the purpose of effecting a Public Offering of Registrable Shares on whatever form prescribed by the Commission that the Company is then eligible to use, subject to the terms and conditions set forth herein. Such a Public Offering, if effected, shall be counted against the limitation on Demand Registration Statements under Section 2.3.1 and against the limitation on Public Offerings under Section 2.4.3.

          2.2.2 Promptly after receipt of notice requesting registration pursuant to Section 2.2.1, the Company will give written notice of such requested registration to all other Holders of Registrable Shares, if any. Subject to the terms and conditions set forth herein, including Section 5.3, the Company will use its commercially reasonable efforts to effect the registration under the Securities Act of the Registrable Shares that the Company has been requested to register by the Holders requesting such registration and all other Registrable Shares that the Company has been requested to register by other Holders, so long as written notice is delivered to the Company within five (5) Business Days after the giving of such notice by the Company. If a written notice from a Holder is received by the Company more than five (5) Business Days after the Company gives notice in accordance with this Section 2.2.2, but not later than five (5) Business Days prior to the effectiveness of the Registration Statement, then the Company will endeavor to register the Registrable Shares that the Company has been requested to register in such notice, so long as the Company would not incur any additional material delays or expense.

     2.3. Limitations.

          2.3.1 The Company shall not be required to file more than two Demand Registration Statements pursuant to Section 2.2.1. A Registration Statement requested by the Principal Holder and then abandoned or withdrawn at the request of the Principal Holder for any reason will be a counted as a Registration Statement for purposes of this Agreement unless (i) the Registration Statement is abandoned or withdrawn prior to being declared effective by the Commission and (ii) the Holders whose shares are included in the Registration Statement reimburse the Company for all of the costs incurred by the Company in connection with such Registration Statement.

          2.3.2 The Company shall not be required to file more than one Registration Statement hereunder in any 12 month period.

          2.3.3 The Principal Holder shall not be entitled to request the filing of a Demand Registration Statement less than ninety (90) days following the date of effectiveness of any prior Registration Statement filed hereunder.

          2.3.4 The Company shall not be required to file a Demand Registration Statement pursuant to Section 2.2 unless the number of shares to be included in the Demand Registration Statement shall equal at least 20% of the then outstanding Registrable Shares.

          2.3.5 Neither the Company nor any stockholder other than a Holder shall have the right to include any shares in a shelf registration statement under Rule 415 filed pursuant to Section 2.1 or 2.2.

     2.4. Public Offerings.

          2.4.1 If Selling Holders under a Demand Registration Statement intend to distribute the Registrable Shares in a Public Offering, they will so advise the Company by written request. In any such case, the Company will have the right to designate the managing underwriter, subject to the approval of the Principal Holder, which approval may not be unreasonably withheld or delayed.

          2.4.2 The Company shall not be required to effect any Public Offering of Registrable Shares pursuant to a Demand Registration Statement unless the anticipated net aggregate offering price of such Public Offering will be at least $50,000,000 based on the closing price of the Common Stock on the date that is two Trading Days prior to the filing date of the related registration statement.

          2.4.3 The Company will not be required to effect more than two Public Offerings pursuant to each Demand Registration Statement (but such limitation shall not include any incidental Public Offering pursuant to
     Section 3).

     2.5. Inclusion of Other Securities. The Company may include in any Registration Statement requested pursuant to Section 2.2 for the purpose of effecting a Public Offering other securities to be sold for its own account or for the account of any holder of its equity securities, subject to Section 5.3.

3.   INCIDENTAL REGISTRATION.

     3.1. Company Registration. If, at any time after the date of this Agreement until the Termination Date, the Company proposes to effect a Public Offering of its equity securities, for its own account or for the account of any holder of its securities other than Registrable Shares, on a form that would permit registration of Registrable Shares for sale to the public under the Securities Act (a "Piggyback Registration Statement"), then, not less than five (5) Business Days prior to the anticipated pricing date for such Public Offering, the Company will give written notice to all Holders of Registrable Shares of its intention to conduct a Public Offering, and upon the written request of a Holder or Holders of Registrable Shares given within five (5) Business Days after the Company provides such notice (which request will state the number of Registrable Shares to be included), the Company will use commercially reasonable efforts, subject to Section 5.3, to include in the Public Offering all Registrable Shares so requested for inclusion; provided, however, that the Company will have the absolute right at any time to postpone, terminate or withdraw any Public Offering initiated by the Company pursuant to this Section 3.1 without any obligation to any Holder. If a written notice from a Holder is received by the Company more than five (5) Business Days after the Company gives notice in accordance with this Section 3.1, but not later than five (5) Business Days prior to the effectiveness of the Registration Statement (or, if no Registration Statement is required to be filed with respect to such Public Offering because the offering is being made pursuant to a Registration Statement previously filed under Rule 415, five (5) Business Days prior to the filing of the definitive prospectus supplement with respect to such Public Offering), then the Company will endeavor to include all Registrable Shares requested for inclusion in such notice, so long as the Company would not incur any additional material delays or expense. Upon delivery of a written request that Registrable Shares be included in an underwriting pursuant to Section 3.1, the Holder thereof may not thereafter elect to withdraw therefrom without the written consent of the Company, which may not be unreasonably withheld.

     3.2. Excluded Transactions. The Company will not be obligated to effect any registration, offer or sale of Registrable Shares under this Section 3 incidental to the registration, offer or sale of any of its securities in connection with any Registration Statement that does not relate to a Public Offering.

4. REGISTRATION PROCEDURES. If and whenever the Company is required by the provisions of this Agreement to use its commercially reasonable efforts to effect the registration of any of the Registrable Shares under the Securities Act, the Company and the Selling Holders will take the actions described below in this Section 4.

     4.1. Registration Statement.

          4.1.1 In the case of the Registration Statement to be filed pursuant to Section 2.1, the Company will undertake commercially reasonable efforts to have such Registration Statement declared effective as soon as practicable after it is filed.

          4.1.2 In the case of a Demand Registration Statement requested pursuant to Section 2.2, the Company will undertake commercially reasonable efforts to file such Registration Statement within 30 days after receipt of a request from the Principal Holder and to have such Registration Statement declared effective as soon as practicable thereafter.

     4.2. Amendments and Supplements.

          4.2.1 In the case of a Registration Statement filed pursuant to
     Section 2, the Company will prepare and file with the Commission any amendments and supplements to the Registration Statement and the prospectus included in the Registration Statement as may be necessary to keep the Registration Statement effective until:

               (a) in the case of a Registration Statement filed for an offering of Registrable Shares to be made on a continuous basis pursuant to Rule 415, the earlier of (i) the time that the Registrable Shares covered by such Registration Statement have been disposed of pursuant thereto and (ii) the second anniversary of the effective date of the Registration Statement extended by a period equivalent to the duration of any period that sales are suspended with respect to the Registration Statement in accordance with Section 4.7, and

               (b) in the case of a Registration Statement filed for the purpose of effecting a Block Trade or Public Offering of Registrable Shares, the earlier of (i) the time that the Registrable Shares covered by such Registration Statement have been disposed of pursuant thereto and
          (ii) the six (6) month anniversary of the effective date of the Registration Statement extended by a period equivalent to the duration of any period that sales are suspended with respect to the Registration Statement in accordance with Section 4.7.

          4.2.2 The Company will use commercially reasonable efforts to file any post-effective amendments to any Registration Statement filed for an offering to be made on a continuous basis pursuant to Rule 415, and any supplements to the prospectus included within any such Registration Statement, as may be reasonably requested by any Selling Holder to reflect the transfer of Registrable Shares to any Permitted Transferee or any change in the plan of distribution with respect to Registrable Shares included in any such Registration Statement, including for purposes of inclusion of Registrable Shares in a Public Offering pursuant to Section
     3.1 if a post-effective amendment would be necessary.

     4.3. Copies of Prospectus. The Company will furnish to each Selling Holder such reasonable number of copies of the prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as the Selling Holders may reasonably request in order to facilitate the public sale or other disposition of the Registrable Shares owned by the Selling Holders.

     4.4. Blue Sky Qualification. The Company will use its commercially reasonably efforts to register or qualify the Registrable Shares covered by a Registration Statement under the securities or blue sky laws of such states as the Selling Holder reasonably requests, and do any and all other acts and things that may be necessary or desirable to enable the Selling Holder to consummate the public sale or other disposition in such jurisdictions of the Registrable Shares covered by the Registration Statement; provided, however, that the Company will not be obligated to file any general consent to service of process or to qualify as a foreign corporation in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it would not otherwise be so subject.

     4.5. Listing. The Company will use its commercially reasonable efforts to cause all Registrable Shares covered by the Registration Statement to be listed on each securities exchange or other securities market on which the Common Stock is then listed.

     4.6. Notice of Prospectus Defects. The Company will promptly notify the Selling Holders and the underwriters, if any, of the happening of any event, as a result of which the prospectus included or to be included in the Registration Statement includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. In addition, the Company will promptly notify the Selling Holders and the underwriters, if any, of any stop orders issued by the Commission with respect to the Registration Statement. Upon receipt of any such notification, the Selling Holders will immediately cease making offers of Registrable Shares and, in the case of an event described in the first sentence of this Section 4.6, return all prospectuses to the Company (other than a limited number of copies retained for file purposes).

     4.7. Delay of Registration and Suspension of Offering.

          4.7.1 If at any time during the period beginning on the date of this Agreement until the Termination Date, the chief executive officer of the Company determines in the exercise of reasonable good faith judgment that the filing of a registration statement or the distribution under an effective Registration Statement hereunder would require disclosure of any financing, acquisition, corporate reorganization or other transaction or development involving the Company or any of its subsidiaries that is or would be material to the Company and that, in the reasonable good faith business judgment of such chief executive officer, such disclosure would not at that time be in the best interests of the Company, then the Company may direct that a request for registration hereunder be delayed or that use of the prospectus contained in a Registration Statement be suspended, as applicable. The Company will notify all Holders requesting the registration or all Selling Holders and the underwriters, if any, as the case may be, of the delay or suspension. In the case of notice suspending an effective Registration Statement, each Selling Holder will immediately discontinue any sales of Registrable Shares pursuant to such Registration Statement until such Selling Holder has received copies of a supplemented or amended prospectus or until such Selling Holder is advised in writing by the Company that the then-current prospectus may be used and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such prospectus.

               (a) In the case of notice delivered during the period beginning on the date of this Agreement until the date that the first Registration Statement filed hereunder expires in accordance with the terms of Section 4.2 (the "Initial Period"), the Company may not exercise the rights provided by Section 4.7.1 to effect a delay or suspension for more than 90 days in any 360 day period, whether or not consecutive.

               (b) In the case of notice delivered after the Initial Period, the Company may not exercise the rights provided by Section 4.7.1 to effect a delay or suspension for more than 135 days in any 360 day period, whether or not consecutive.

          4.7.2 The Company will not be required to effect any registration hereunder during the period beginning 30 days prior to the Company's good faith estimate of the date of filing of, and ending on a date 120 days after the pricing date (or for such shorter period of time that such underwriters and the Company may agree) of, any Company-initiated registration of its securities for a Public Offering; provided, that, the Company is -------- ---- actively employing in good faith all commercially reasonable efforts to cause such registration statement to become effective; and provided further, that, the foregoing shall not apply to the filing of a ---------------- ---- registration statement on Form S-3 pursuant to Rule 415 for the delayed offering of Common Stock which may be used for the purpose of effecting a Public Offering but which the Company does not intend to be used for such purposes promptly following effectiveness of the registration statement.

5.   CERTAIN OTHER PROVISIONS.

     5.1. Grant of Other Rights. The Company may grant registration rights to other persons without the prior consent of the Principal Holder; provided, that, no such grant will conflict with any of the provisions of this Agreement.

     5.2. Additional Procedures. Selling Holders will take all such actions and execute all such documents and instruments that are reasonably requested by the Company, and/or the managing underwriters, to effect the sale of their shares in a Public Offering, including, without limitation, being parties to the underwriting agreement entered into by the Company and any other Selling Holders in connection therewith, and any other agreements (including, without limitation, customary Selling Holder representations, lock-up agreements, warranties and indemnifications) for the benefit of the underwriters; provided, however, that the aggregate amount of any liability to any Selling Holder will not exceed such Selling Holder's net proceeds from such offering. In addition, each Selling Holder will furnish to the Company such information regarding such Selling Holder and the distribution proposed by such Selling Holder as the Company may request in writing and as will be required in connection with any registration, qualification or compliance referred to in Section 4. In the case of a Public Offering, the Company shall use commercially reasonable efforts to furnish, or cause to be furnished, to the Selling Holders (i) an opinion of counsel substantially in the form furnished to the underwriter or underwriters and (ii) a comfort letter from the Company's independent public accountants substantially in the form furnished to the underwriter or underwriters; provided, that, comfort letters of this type are at the time being customarily furnished by independent public accountants to selling securityholders in similar circumstances.

     5.3. Underwriter's Cutback. Notwithstanding any other provision of this Agreement, if the managing underwriter determines that the inclusion of all shares requested to be included in a Public Offering would adversely affect such offering, the Company may limit the number of Registrable Shares to be included in such offering as provided below.

          5.3.1 If the Public Offering is being effected pursuant to a Registration Statement filed pursuant to Section 2.1 or 2.2, the number of shares that are entitled to be included in the Registration Statement for such offering will be allocated in the following priority: (i) first, Company equity securities, other than Registrable Shares, requested to be included in such offering by other stockholders of the Company will be excluded, (ii) second, Company equity securities that the Company desires to include in such offering will be excluded and (iii) third, Registrable Shares requested to be included in such offering by the Holders will be excluded.

          5.3.2 If the Public Offering is being effected other than pursuant to a Registration Statement filed pursuant to Section 2.1 or 2.2, the number of shares that are entitled to be included in the Registration Statement for such offering will be allocated in the following priority: (x) first, Company equity securities, other than Registrable Shares, requested to be included in such registration by stockholders of the Company to whom the Company has granted registration rights but who have not initiated the Public Offering will be excluded and (y) second, Registrable Shares requested to be included in such registration by Holders will be excluded.

          5.3.3 To the extent that the underwriters do not deem it necessary to exclude all of the shares requested to be registered by any category of stockholders contemplated above, the number of shares that may be included in the registration will be allocated to the members of such category requesting registration in proportion, as nearly as practicable, to the respective number of shares of Common Stock (assuming conversion of any convertible securities held by such stockholders) that they held at the time the Company gives the notice specified in Section 2 or 3.

     5.4. Lock-Up. Without the prior written consent of the underwriters managing any Public Offering, for a period beginning seven days immediately preceding and ending on the 120th day following the pricing date of such Public Offering (or for such shorter period of time that such underwriters and the Company may agree) no Holder will (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for such Common Stock (other than charitable contributions to charities that agree in writing to be bound by the same restrictions) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise; provided, that, (x) the executive officers and directors of the Company enter into similar agreements and (y) in the case of a Public Offering initiated at the request of any stockholders other than Holders of Registrable Shares, such stockholders have agreed in writing to observe similar lock-up periods with respect to any Public Offering of Registrable Shares made pursuant to a Demand Registration Statement.

     5.5. Registration Expenses. The Company will pay the Registration Expenses for: (i) any registration effected in accordance with the terms of Section 2 and
(ii) all incidental registrations pursuant to Section 3.1, with all other expenses of registered offerings being borne pro rata (based on number of shares included in the registration) by the Selling Holders, any other participating stockholders of the Company and the Company, if it participates; provided, however, that fifty percent (50%) of any expenses related to maintaining and keeping effective a shelf registration statement filed pursuant to Section 2.1 or 2.2 shall be borne pro rata (based on number of shares included in the registration) by the Selling Holders. In no case shall Registration Expenses include (i) except as set forth in the definition of "Registration Expenses," fees and disbursements of counsel for the Selling Holders or (ii) underwriting discounts, selling commissions and applicable transfer taxes, if any, paid or incurred in connection with the sale or disposition of Registrable Shares.

     5.6. Termination of Status as Registrable Shares. Registrable Shares will cease to be Registrable Shares and cease to have the rights accorded to such shares under this Agreement upon the earliest to occur of the following events:
(i) such shares shall have been disposed of pursuant to an effective Registration Statement under the Securities Act, (ii) such shares shall have been transferred pursuant to a transaction under Rule 144 or (iii) such shares shall have become eligible for sale under Rule 144(k) under the Securities Act (or its successor).

6.   INDEMNIFICATION.

     6.1. Company Indemnification. In the event of any registration of any of the Registrable Shares under the Securities Act pursuant to this Agreement, then to the extent permitted by law, the Company will indemnify and hold harmless each Selling Holder, its directors and officers and each other Person, if any, who controls such Selling Holder within the meaning of the Securities Act or the Exchange Act (each such Person being a "Covered Person") against any losses, claims, damages or liabilities, joint or several, to which such Covered Person may become subject under the Securities Act, the Exchange Act, state securities laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement (or any amendment thereto) under which such Registrable Shares were registered under the Securities Act, as of the effective date of any such Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary in order to make the statements therein not misleading, as of the effective date of any such Registration Statement (or any amendment thereto) or
(ii) solely during the period that the Company is required to keep a prospectus current in accordance with Section 4.2, any untrue statement or alleged untrue statement of any material fact contained in any preliminary or final prospectus (or any amendment or supplement thereto), at the time of sale of securities thereunder, that was filed in connection with a Registration Statement under which such Registrable Shares were registered under the Securities Act, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, at the time of sale of securities thereunder; and the Company will reimburse such Covered Person for any legal or any other expenses reasonably incurred by such Covered Person, as they are incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable to any Covered Person (x) in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement or prospectus, or any amendment or supplement thereto, in reliance upon and in conformity with information furnished to the Company, in writing, by or on behalf of such Covered Person specifically for use in the preparation thereof or
(y) in the case of a sale directly by a Selling Holder (including a sale of such Registrable Shares through any underwriter retained by such Selling Holder engaging in a distribution solely on behalf of such Selling Holder), such untrue statement or alleged untrue statement or omission or alleged omission was contained in a preliminary prospectus and corrected in a final or amended prospectus, prior to the time of sale of securities thereunder, and such Selling Holder failed to deliver (unless such Selling Holder is exempt from the delivery requirements of the Securities Act under Rule 172) a copy of the final or amended prospectus at or prior to the time of the sale of the Registrable Shares to the person asserting any such loss, claim, damage or liability in any case in which such delivery is required by the Securities Act.

     6.2. Seller Indemnification. In the event of any registration of any of the Registrable Shares under the Securities Act pursuant to this Agreement, then to the extent permitted by law, each Selling Holder will indemnify and hold harmless the Company, each of its directors and officers and each Person (other than such Selling Holder), if any, who controls the Company within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities, joint or several, to which the Company, such directors and officers or controlling persons may become subject under the Securities Act, Exchange Act, state securities laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement (or any amendment thereto) under which such Registrable Shares were registered under the Securities Act, as of the effective date of any such Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary in order to make the statements therein not misleading, as of the effective date of any such Registration Statement (or any amendment thereto) or (ii) solely during the period that the Company is required to keep a prospectus current in accordance with Section 4.2, any untrue statement or alleged untrue statement of any material fact contained in any preliminary or final prospectus (or any amendment or supplement thereto), at the time of sale of securities thereunder, that was filed in connection with a Registration Statement under which such Registrable Shares were registered under the Securities Act, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, at the time of sale of securities thereunder, and each Selling Holder will reimburse the Company, such directors and officers or controlling persons for any legal or any other expenses reasonably incurred by the Company, such directors and officers or controlling persons, as they are incurred, in connection with investigating or defending any such loss, claim, damage, liability or action, if the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such Selling Holder, specifically for use in connection with the preparation of such Registration Statement or prospectus, or any amendment or supplement thereto; provided, however, that the obligations of such Selling Holder hereunder will be limited to an amount equal to the net proceeds to such Selling Holder from the disposition of Registrable Shares pursuant to such registration.

     6.3. Notice of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim of the type referred to in the foregoing provisions of this Section 6, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party, give written notice to each such indemnifying party of the commencement of such action; provided, however, that the failure of any indemnified party to give such notice will not relieve such indemnifying party of its obligations under this Section 6, except to the extent that such indemnifying party is materially prejudiced by such failure. In case any such action is brought against an indemnified party, each indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and (subject to the following sentence) after notice from an indemnifying party to such indemnified party of its election so to assume the defense thereof, such indemnifying party will not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof. The indemnified party may participate in such defense at such party's expense; provided, however, that the indemnifying party will pay such expense if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between the indemnified party and any other party represented by such counsel in such proceeding; provided, further, that in no event will the indemnifying party be required to pay the expenses of more than one law firm as counsel for all indemnified parties pursuant to this sentence, plus one local counsel in each relevant jurisdiction if necessary. If, within 30 days after receipt of the notice, such indemnifying party has not elected to assume the defense of the action, such indemnifying party will be responsible for any legal or other expenses reasonably incurred by such indemnified party in connection with the investigation and defense of the action, suit, investigation, inquiry or proceeding. An indemnifying party may, in the defense of any such claim or litigation, consent to the entry of a judgment or enter into a settlement without the consent of the indemnified party only if such judgment or settlement contains a general release of the indemnified party in respect of such claims or litigation, contains no admission of culpability and involves only the payment of monetary damages, which such indemnifying party is able to pay. No indemnified party will consent to entry of any judgment or settle such claim or litigation without the prior written consent of the indemnifying party, which may not be unreasonably withheld.

     6.4. Contribution. If the indemnification provided for in Sections 6.1 or
6.2 hereof is unavailable to a party that would have been an indemnified party under any such Section in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each party that would have been an indemnifying party thereunder will, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of such indemnifying party on the one hand and such indemnified party on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions or proceedings in respect thereof). The relative fault will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or such indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties agree that it would not be just and equitable if contribution pursuant to this Section 6.4 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the preceding sentence. The amount paid or payable by a contributing party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to in this
Section 6.4 will include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

7.   MISCELLANEOUS.

     7.1. Transfer of Rights. This Agreement and the rights and obligations of each Holder hereunder, except as limited below, may be assigned by such Holder to any "U.S. person" (as that term is defined for purposes of determining the Company's compliance with the Department of Transportation's and Federal Aviation Administration's requirements for U.S. carriers, as determined by the Company's counsel) that acquires a number of Registrable Shares equal to at least 5% of the issued and outstanding common stock of the Company (a "Permitted Transferee"); provided, however, that the Principal Holder shall retain the right to request a Demand Registration Statement pursuant to Section 2.2 and the right to amend, terminate or waive any term set forth in this Agreement in accordance with Section 7.3. Any Permitted Transferee to whom rights under this Agreement are transferred will, as a condition to such transfer, deliver to the Company a written instrument by which such Permitted Transferee agrees to be bound by the obligations imposed upon Holders under this Agreement to the same extent as if such Permitted Transferee were the Principal Holder under this Agreement.

     7.2. Governing Law. This Agreement, the rights of the parties and all claims, actions, causes of action, suits, litigation, controversies, hearings, charges, complaints or proceedings arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

     7.3. Entire Agreement; Amendment and Waiver. This Agreement, together with any documents, instruments and certificates explicitly referred to herein, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, with respect thereto, including the Plan. Any term of this Agreement may be amended or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Principal Holder. Any such amendment, termination or waiver will be binding on all Holders.

     7.4. Notices. All notices, requests, demands, claims and other communications required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered, given or otherwise provided:

               (a) by hand (in which case, it will be effective upon delivery);

               (b) by facsimile (in which case, it will be effective upon receipt of confirmation of good transmission); or

               (c) by overnight delivery by a nationally recognized courier service (in which case, it will be effective on the Business Day after being deposited with such courier service);

in each case, to the address (or facsimile number) listed below:

If to the Company, to it at:
                  Atlas Air Worldwide Holdings, Inc.
                  2000 Westchester Avenue
                  Purchase, New York 10577
                  Telephone number: (914) 701-8000
                  Facsimile number: (914) 701-8333
                  Attention: Legal Department

with a copy to:

                  Ropes & Gray LLP
                  One International Place
                  Boston, MA 02110
                  Telephone number: (617) 951-7000
                  Facsimile number:  (617) 951-7050
                  Attention: David A. Fine, Esq.

If to the Initial Holders, to them at:

                  c/o HMC Atlas Air, L.L.C.
                  555 Madison Avenue
                  16th Floor
                  New York, New York 10022
                  Telephone number: (212) 521-6962
                  Facsimile number: (212) 508-3721
                  Attention: Scott Tillman

                  and

                  One Riverchase Parkway South
                  Birmingham, Alabama 35244
                  Telephone number: (205) 987-5500
                  Facsimile number: (205) 987-5505
                  Attention: Legal Department

with a copy to:

                  Kramer Levin Naftalis & Frankel LLP
                  1177 Avenue of the Americas
                  New York, NY 10036
                  Telephone number: (212) 715-9100
                  Facsimile number: (212) 715-8000
                  Attention:  Abbe L. Dienstag, Esq.

If to any other Holders, to it at such address as may be specified by such Holder to the Company and the Initial Holders by notice delivered in accordance with this Section 7.4.

Each of the parties to this Agreement may specify different address or facsimile number by giving notice in accordance with this Section 7.4 to each of the other parties hereto.

     7.5. Binding Effect; Succession and Assignment; No Third-Party Beneficiary. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the respective parties hereto, subject to Section 7.1. Except as expressly provided herein, this Agreement is for the sole benefit of the parties and their permitted successors and assignees (in accordance with Section 7.1) and nothing herein expressed or implied will give or be construed to give any Person, other than the parties and such successors and assignees, any legal or equitable rights hereunder.

     7.6. Severability. If any provision of this Agreement is found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision will, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, will be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

     7.7. Headings. The headings contained in this Agreement are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

     7.8. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument.

                            [Signature page follows]

     IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be executed by their duly authorized representative as of the date first above written.


                                       ATLAS AIR WORLDWIDE HOLDINGS, INC.



                                       By:-----------------------------------
                                          Name:
                                          Title:


                                       HMC ATLAS AIR, L.L.C.



                                       By:-----------------------------------
                                          Name:
                                          Title:

                                       HARBINGER CAPITAL PARTNERS
                                       SPECIAL SITUATIONS FUND, L.P.

                                       By: Harbinger Capital Partners
                                            Special Situations GP, LLC, as
                                            its General Partner


                                        By: -----------------------------------
                                            Name:
                                            Title:


SK 03773 0003 746688